Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	July 1, 2007 through September 30, 2007	January 1, 2007 through September 30, 2007
	(unaudited)	(unaudited)
Net Income (Loss)	$(158,032)	$(191,078)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.04)	$(0.05)

	July 1, 2006 through September 30, 2006	January 1, 2006 through September 30, 2006
	(unaudited)	(unaudited)
Net Income (Loss)	$(36,963)	$48,190

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.01)	$0.01